H World Group Limited

No. 1299 Fenghua Road

Jiading District, Shanghai 201803

The People’s Republic of China

August 14, 2023

VIA EDGAR

Tyler Howes

Jennifer Gowetski

Division of Corporation Finance

Disclosure Review Program

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	H World Group Limited (the “Company”)
Form 20-F for the Fiscal Year Ended December 31, 2022 (“FY 2022 20-F”)
File No. 001-34656

Dear Mr. Howes and Ms. Gowetski:

The Company confirms receipt of the comments on its FY 2022 20-F from the Securities and Exchange Commission dated August 4, 2023 (the “Comment Letter”). The Company respectfully requests an extension to respond to the Comment Letter and will provide its responses via EDGAR as soon as possible, and in any event no later than September 1, 2023.

If you have any additional questions, please contact Ms. Jihong He, the Chief Financial Officer of H World Group Limited, by telephone at +65 8655-0278 or via e-mail at jihonghe@hworld.com.

Very truly yours,

By:	/s/ Jihong He
Name:	Jihong He
Title:	Chief Financial Officer

cc: Ms. Shuang Zhao, Partner, Cleary Gottlieb Steen & Hamilton LLP